SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2021

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 13, 2021

By: /s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial & Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 13, 2021) – Shaw Communications Inc. (“Shaw” or, the “Corporation”) announced that, at its annual meeting of shareholders held earlier today, the resolutions proposed in Shaw’s management proxy circular were adopted.

The detailed results from the annual shareholder meeting are as follows.

1.	Election of each of the following thirteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	20,254,813	99.965	7,042	0.035
Adrian I. Burns	20,256,113	99.972	5,742	0.028
Christina J. Clark	20,260,140	99.992	1,715	0.008
Richard R. Green	20,256,821	99.975	5,034	0.025
Gregg Keating	20,258,812	99.985	3,043	0.015
Michael W. O’Brien	20,256,893	99.976	4,962	0.024
Paul K. Pew	20,260,012	99.991	1,843	0.009
Jeffrey C. Royer	20,260,052	99.991	1,803	0.009
Bradley S. Shaw	20,260,780	99.995	1,075	0.005
Mike Sievert	20,261,152	99.997	703	0.003
Carl E. Vogel	20,260,252	99.992	1,603	0.008
Sheila C. Weatherill	20,255,301	99.968	6,554	0.032
Steven A. White	20,261,093	99.996	762	0.004

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by ballot):

Votes For		Votes Withheld
#	%	#	%
20,261,380	99.998	475	0.002

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca